# IMST DISTRIBUTORS, LLC
**(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC (d/b/a ACA Group))**

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2022

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-66389 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22**        AND ENDING **12/31/22**
                                                    MM/DD/YY                                                 MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **IMST Distributors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**Three Canal Plaza, Suite 100**
(No. and Street)

**Portland**                          **ME**                        **04101**
(City)                                (State)                       (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

**Weston Sommers**              **207-553-7129**          weston.sommers@acaglobal.com
(Name)                          (Area Code – Telephone Number)      (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Berry, Dunn, McNeil & Parker, LLC**
(Name – if individual, state last, first, and middle name)

**2211 Congress Street**     **Portland**     **ME**     **04102**
(Address)                    (City)           (State)    (Zip Code)

**10/08/2003**                               **136**
(Date of Registration with PCAOB)(if applicable)     (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
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\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Weston Sommers _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IMST Distributors, LLC _____, as of 12/31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

**THERESA SEEKAMP**
**NOTARY PUBLIC**
**State of Maine**
**My Commission Expires**
**February 12, 2026**

*Thresu Seekamp*
Notary Public

Signature: _____

Title: _____
Financial and Operations Principal

### This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# IMST DISTRIBUTORS, LLC
## (A Wholly-Owned Subsidiary of Foreside Financial Group, LLC (d/b/a ACA Group))
## CONTENTS



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IMST Distributors, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC (d/b/a ACA Group))

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of IMST Distributors, LLC (the Company) as of December 31, 2022 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Berry Dunn McNeil & Parker, LLC*

We have served as the Company's auditor since 2018.

Portland, Maine
February 24, 2023

# IMST DISTRIBUTORS, LLC
### (A Wholly-Owned Subsidiary of Foreside Financial Group, LLC (d/b/a ACA Group))
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2022

**Assets**

| | | |
|---|---:|---:|
| Cash | $ 1,018,870 | |
| 12b-1 fees receivable | 343,435 | |
| Prepaid expenses | 63,830 | |
| Other receivables | 166,635 | |
| | | |
| **Total Assets** | | $ 1,592,770 |

**Liabilities and Member's Equity**

**Liabilities**

| | | |
|---|---:|---:|
| Accrued 12b-1 fees | $ 762,469 | |
| Accrued expenses and other liabilities | 43,844 | |
| Due to related parties | 85,315 | |
| | | |
| **Total Liabilities** | | $ 891,628 |
| | | |
| **Member's Equity** | | 701,142 |
| | | |
| **Total Liabilities and Member's Equity** | | $ 1,592,770 |

# IMST DISTRIBUTORS, LLC
**(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC (d/b/a ACA Group))**
**NOTES TO FINANCIAL STATEMENT**
**DECEMBER 31, 2022**

## NOTE 1 - ORGANIZATION

IMST Distributors, LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company serves as the distributor for various investment companies (the "Funds") within the Investment Managers Series Trust and Investment Managers Series Trust II (the "Trusts"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisors (collectively, the "Advisors"). In accordance with the structure of the Company, sales of the Funds' shares are executed by unaffiliated third party broker-dealers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, had the Company operated as an unaffiliated entity.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### USE OF ESTIMATES

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

### CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2022, the Company had no cash equivalents.

3

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

*RECEIVABLES*

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2022, the Company had not recorded an allowance for any potential non-collection as all receivables are deemed collectible. Past due accounts are written off by management when deemed uncollectible on a case-by-case basis.

*INCOME TAXES*

The Company is organized as a limited liability company ("LLC") that has elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to Foreside. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its members and taxed at the member level.

**NOTE 3 - RELATED PARTY TRANSACTIONS**

The financial statement has been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the costs of which are allocated to the Company. For the year ended December 31, 2022, these allocated expenses totaled $1,133,858. At December 31, 2022, amounts due to the Parent totaled $84,065, which is included in "Due to related parties" in the Statement of Financial Condition.

At December 31, 2022, "Due to related parties" also included $1,250, which resulted from revenue collected on behalf of its affiliates and expenses paid on behalf of the Company by Foreside.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2022, the Company made capital distributions to the Parent totaling $200,000.

## NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $470,677, which was $411,235 in excess of its minimum required net capital of $59,442. The Company's ratio of aggregate indebtedness to net capital at December 31, 2022 was 1.89 to 1.

## NOTE 5 - COMMITMENTS AND CONTINGENCIES

### INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

### CREDIT RISK

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

### LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance.

## NOTE 6 - CONCENTRATIONS

As of December 31, 2022, three clients accounted for approximately 57% of service fee accounts receivable due from clients which is included in "Other receivables" in the accompanying Statement of Financial Condition.

**NOTE 7 - AGREEMENTS**

The Company may enter into Dealer, Distribution, Networking, Service or similar type Selling Agreements with the Funds' various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries 12b-1 fees and shareholder services fees or commissions as outlined in their respective agreements provided that the Company first receives such payments from the Funds.

**NOTE 8 - SUBSEQUENT EVENTS**

Management has evaluated the impact of all events and transactions occurring after the balance sheet date through the date this financial statement was issued, and has determined that there were no subsequent events requiring recognition or disclosure.